Exhibit 12.1

Charles River Laboratories International, Inc.
Ratio of Earnings to Fixed Charges

	3 Months Ended April 1, 2006	3 Months Ended March 26, 2005	Fiscal Year Ended

			2005	2004	2003	2002	2001

Earnings
Consolidated income before
income taxes, minority interests and earnings from
equity investments and extraordinary items	(87,674)	38,993	160,413	152,525	132,630	84,521	61,413
plus dividends received
from equity investees	—	—	—	—	—	—	—
plus fixed charges	5,429	8,875	30,875	15,360	12,499	14,688	26,135

Total Earnings	(82,245)	47,868	191,288	167,885	145,129	99,209	87,558
Fixed Charges
Interest expense on all
indebtedness	3,444	6,613	22,226	10,164	7,264	9,464	21,394
plus amortization of
deferred financing costs and debt discounts	356	633	2,135	1,642	1,216	1,741	1,403
plus 1/3 of rental expense
from operating leases	1,629	1,629	6,514	3,554	4,019	3,483	3,348

Total fixed charges	5,429	8,875	30,875	15,360	12,499	14,688	26,145
Ratio of earnings to fixed charges	-15.15 (1)	5.39	6.20	10.93	11.61	6.75	3.35

(1)   Excluding the goodwill impairment charge for the three months ended April 1, 2006, the ratio of earnings to fixed charges would have been 8.65.